EXHIBIT 1

U.S. GAAP

May 7, 2003

Condensed Statements of Consolidated Financial Results
for the Year Ended March 31, 2003 (U.S. GAAP)

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Ehime, Tokyo

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director (Tel: +81-3-3348-2424)

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Year Ended March 31, 2002 and 2003

1.	Consolidated Operating Results

	Millions of Yen Except Percentages				Thousands of U.S. Dollars

	Years Ended March 31,				Years Ended March 31,

	2002		2003		2003
	Amount	Change	Amount	Change	Amount

Gross revenue	¥33,548	13.81%	¥40,080	19.47%	$333,444
Income before income taxes	8,602	(1.30)	9,100	5.79	75,707
Net income	4,801	(3.05)	5,176	7.81	43,062

	Yen		U.S. Dollars

	Years Ended March 31,		Years Ended March 31,

	2002	2003	2003

Net income per share:
Basic	¥72.82	¥80.30	$0.67
Diluted	69.70	74.50	0.62

Notes: (1)	Net losses from affiliates under the equity method for the years ended March 31, 2002 and 2003 are ¥61 million and ¥17 million, respectively.

(2)	The weighted-average numbers of outstanding shares for the years ended March 31, 2002 and 2003 are 65,934,300 and 64,460,020 shares, respectively.

(3)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the prior year.

2.	Consolidated Balance Sheets Highlights

			Thousands of U.S.
			Dollars Except Per
	Millions of Yen Except		Share Data and
	Per Share Data and Percentages		Percentages

	March 31,		March 31,

	2002	2003	2003

Total assets	¥180,297	¥206,570	$1,718,552
Shareholders’ equity	43,775	45,593	379,309
Shareholders’ equity per share (in Yen and U.S. dollars)	664.16	721.07	6.00
Ratio of shareholders’ equity to total assets (%)	24.28%	22.07%	22.07%

Notes: (1)	The numbers of issued shares on March 31, 2002 and 2003 are 66,312,028 and 66,312,028 shares, respectively.

(2)	The numbers of outstanding shares on March 31, 2002 and 2003 are 65,910,556 and 63,229,770 shares, respectively.

(3)	On May 21, 2002, NISSIN completed a two-for-one stock split. All numbers of shares disclosed have been restated to reflect such split.

3.	Consolidated Cash Flow

			Thousands of
	Millions of Yen		U.S. Dollars

	Years Ended March 31,		March 31,

	2002	2003	2003

Net cash provided by operating activities	¥14,786	¥21,315	$177,329
Net cash used in investing activities	(33,871)	(36,658)	(304,975)
Net cash provided by financing activities	10,360	21,839	181,689
Cash and cash equivalents at end of year	17,116	23,612	196,439

U.S. GAAP

4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: Non-consolidated subsidiaries accounted for under the equity method: Affiliates accounted for under the equity method:	3 companies None 5 companies

5.	Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries: Formerly consolidated subsidiaries: Affiliates newly accounted for under the equity method: Affiliates formerly accounted for under the equity method:	None 2 companies 3 companies None

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF INCOME

(1)	Results for the three months ended March 31, 2002 and 2003

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)

	For the Three Months			For the Three Months
	Ended March 31,			Ended March 31,

	2002	2003	Change	2003

Interest income:
Loans	¥8,927	¥9,781	¥854	$81,373
Other	32	353	321	2,937

Total interest income	8,959	10,134	1,175	84,310
Interest expense:
Borrowings	942	979	37	8,145
Other	12	21	9	175

Total interest expense	954	1,000	46	8,320

Net interest income	8,005	9,134	1,129	75,990
Provision for loan losses	1,917	3,557	1,640	29,592

Net interest income after provision for loan losses	6,088	5,577	(511)	46,398
Non-interest income (loss):
Losses on investment securities, net	(134)	(229)	(95)	(1,905)
Loss on sale of a subsidiary	—	(10)	(10)	(83)
Commission income	—	192	192	1,597
Rents, dividends and other	40	57	17	474

Total non-interest (loss) income	(94)	10	104	83
Non-interest expense:
Salaries and employee benefits	1,201	1,580	379	13,145
Occupancy, furniture and equipment	540	554	14	4,609
Advertising	308	75	(233)	624
Other general and administrative expense	1,125	921	(204)	7,662
Loss on sale and impairment of long-lived assets, net	48	205	157	1,705
Impairment of investment in affiliates	—	218	218	1,814
Other	(12)	11	23	92
Minority interest	1	(37)	(38)	(308)

Total non-interest expense	3,211	3,527	316	29,343

Income before income taxes	2,783	2,060	(723)	17,138

Income taxes	1,230	811	(419)	6,747

Net income	¥1,553	¥1,249	¥(304)	$10,391

			Yen		U.S. Dollars

Per share data			2002	2003	2003

	Net income	— basic	¥23.42	¥19.65	$0.16
		— diluted	23.24	18.22	0.15

Weighted average shares outstanding			2002	2003	2003

	Basic (000’s)		66,310	63,572	63,572
	Diluted (000’s)		67,902	69,941	69,941

See notes to consolidated financial statements

U.S. GAAP

(2)	Results for the years ended March 31, 2002 and 2003

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)

	For the Years Ended			For the Year Ended
	March 31,			March 31,

	2002	2003	Change	2003

Interest income:
Loans	¥33,931	¥38,519	¥4,588	$320,458
Other	45	715	670	5,948

Total interest income	33,976	39,234	5,258	326,406
Interest expense:
Borrowings	3,818	3,920	102	32,612
Other	66	64	(2)	533

Total interest expense	3,884	3,984	100	33,145

Net interest income	30,092	35,250	5,158	293,261
Provision for loan losses	7,433	12,688	5,255	105,557

Net interest income after provision for loan losses	22,659	22,562	(97)	187,704
Non-interest income (loss):
Losses on investment securities, net	(606)	(973)	(367)	(8,095)
Gain on sale of subsidiaries, net	—	324	324	2,696
Commission income	—	1,267	1,267	10,541
Rents, dividends and other	178	228	50	1,896

Total non-interest (loss) income	(428)	846	1,274	7,038
Non-interest expense:
Salaries and employee benefits	5,067	6,233	1,166	51,855
Occupancy, furniture and equipment	2,201	2,190	(11)	18,220
Advertising	1,838	449	(1,389)	3,735
Other general and administrative expense	4,253	4,389	136	36,514
Loss on sale and impairment of long-lived assets, net	145	225	80	1,872
Impairment of investment in affiliates	—	683	683	5,682
Other	124	124	—	1,031
Minority interest	1	15	14	125

Total non-interest expense	13,629	14,308	679	119,034

Income before income taxes	8,602	9,100	498	75,707

Income taxes	3,801	3,924	123	32,646

Net income	¥4,801	¥5,176	¥375	$43,062

			Yen		U.S. Dollars

Per share data			2002	2003	2003

	Net income	— basic	¥72.82	¥80.30	$0.67
		— diluted	69.70	74.50	0.62
	Cash dividends paid		12.08	12.75	0.11

Weighted average shares outstanding			2002	2003	2003

	Basic (000’s)		65,934	64,460	64,460
	Diluted (000’s)		69,718	70,829	70,829

See notes to consolidated financial statements

U.S. GAAP

2.	CONSOLIDATED BALANCE SHEETS

	Millions of Yen		Thousands of
			U.S. Dollars (Note 1)
	March 31,
	2002	2003	March 31, 2003

ASSETS
Cash and cash equivalents	¥17,116	¥23,612	$196,439
Deposit of restricted cash	1,500	223	1,855
Loans receivable, net	148,235	166,977	1,389,160
Purchased loans receivable, net	380	2,946	24,509
Interest receivable	1,133	1,177	9,792
Investment securities	3,958	2,230	18,552
Property and equipment:
Land	947	662	5,507
Buildings and structures	1,229	1,060	8,819
Equipment and software	4,245	4,319	35,932

	6,421	6,041	50,258
Accumulated depreciation and amortization	(2,867)	(2,300)	(19,135)

	3,554	3,741	31,123
Investment in affiliates	259	742	6,173
Deferred income taxes	1,143	2,184	18,170
Other assets	3,019	2,738	22,779

Total assets	¥180,297	¥206,570	$1,718,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥1,400	¥5,600	$46,589
Accrued income taxes	2,104	2,925	24,334
Accrued expenses	766	521	4,334
Long-term borrowings	118,659	138,595	1,153,037
Convertible bonds	10,000	10,000	83,195
Capital lease obligations	1,663	1,914	15,923
Accrued retirement benefits	417	336	2,795
Other liabilities	1,365	1,086	9,036

Total liabilities	136,374	160,977	1,339,243
Minority interests	148	—	—
Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock	6,611	6,611	55,000
Additional paid-in capital	8,467	8,462	70,399
Retained earnings	28,932	33,271	276,797
Cumulative other comprehensive income	113	70	582
Less treasury stock	(348)	(2,821)	(23,469)

Total shareholders’ equity	43,775	45,593	379,309

Total liabilities and shareholders’ equity	¥180,297	¥206,570	$1,718,552

See notes to consolidated financial statements

U.S. GAAP

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

			For the Year Ended
	For the Years Ended March 31,		March 31,

	2002	2003	2003

Operating Activities
Net income	¥4,801	¥5,176	$43,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	946	1,027	8,544
Amortization of debt issuance costs	227	265	2,205
Amortization of loan origination costs	633	747	6,214
Amortization of cap option premium	133	51	424
Losses on sale and impairment of long-lived assets, net	145	225	1,872
Provision for loan losses	7,433	12,688	105,557
Losses on investment securities, net	606	973	8,095
Deferred income taxes	(230)	(1,166)	(9,700)
Equity in losses of affiliates	61	17	141
Impairment of investment in affiliates	—	683	5,682
Gain on sale of subsidiaries, net	—	(324)	(2,696)
Minority interests	—	15	125
Changes in assets and liabilities:
Interest receivable	(237)	(44)	(366)
Accrued expenses	178	688	5,724
Other liabilities	90	294	2,446

Net cash provided by operating activities	14,786	21,315	177,329

Investing Activities
Cash used for loan originations, net of principal collections	(33,779)	(32,033)	(266,498)
Purchases of distressed loans	(403)	(4,854)	(40,383)
Proceeds from principal collections of distressed loans	23	2,145	17,845
Purchases of investment securities	(1,029)	(588)	(4,892)
Proceeds from sale of investment securities	752	1,057	8,794
Investment in affiliated company	(20)	(535)	(4,451)
Purchases of property and equipment	(127)	(983)	(8,178)
Proceeds from sales of property and equipment	719	43	358
Cash decrease upon equity swapping of a consolidated subsidiary	—	(144)	(1,198)
Cash obtained upon acquisition of a consolidated subsidiary, net	67	—	—
Changes in other assets	(74)	(766)	(6,372)

Net cash used in investing activities	(33,871)	(36,658)	(304,975)

Financing Activities
Issuance of commercial paper	—	8,600	71,547
Repayment of commercial paper	—	(6,200)	(51,580)
Proceeds from short-term borrowings	1,500	8,095	67,346
Repayment of short-term borrowings	(1,840)	(6,270)	(52,163)
Proceeds from long-term borrowings	53,814	82,436	685,824
Repayment of long-term borrowings	(41,675)	(62,131)	(516,897)
Restricted deposit	—	1,277	10,624
Deferred debt issuance costs	(283)	188	1,564
Payment of capital lease obligations	(891)	(845)	(7,030)
Proceeds (repurchases) of stock warrants	878	(5)	(42)
Purchases of treasury stock, net	(348)	(2,473)	(20,574)
Dividends paid	(795)	(833)	(6,930)

Net cash provided by financing activities	10,360	21,839	181,689

Net (decrease) increase in cash and cash equivalents	(8,725)	6,496	54,043
Cash and cash equivalents at beginning of year	25,841	17,116	142,396

Cash and cash equivalents at end of year	¥17,116	¥23,612	$196,439

See notes to consolidated financial statements

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of distribution channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small business owner loans: Designed for small business owners. The Small Business Owner loan is an unsecured loan that requires one or more guarantees from third party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On July 11, 2001, NISSIN invested ¥500 million to establish Nissin Servicer Co., Ltd., a wholly-owned subsidiary. Nissin Servicer Co., Ltd. was established to acquire and service non-performing loans from banks or other financial institutions in Japan.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd. and Shiq Consulting Co., Ltd. (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2003, which was ¥120.20 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2002 contained in NISSIN’s Registration Statement on Form F-1 should be read in conjunction with these condensed consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of

U.S. GAAP

the condensed consolidated financial statements. In particular, significant estimates are made regarding the Company’s allowance for loan losses. Actual results could differ from estimates, resulting in material charges to income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-two months.

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge-off loan balances and cease accrual of interest as follows:

Consumer loans and Business Timely loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Small business owner loans and Wide loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges-off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Secured loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the

U.S. GAAP

date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the uncollectible portion is established.

However, for the loans that the Company reasonably estimates the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loan receivable and amortize the implied interest into revenue. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.

(d) Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

Prior to the Annual Shareholders’ Meeting on June 22, 2002, NISSIN repurchased 1,200 thousand shares of its common stock for ¥1,230 million ($10,233 thousand).

On June 22, 2002, the shareholders of NISSIN approved the purchase of up to 3 million shares of treasury stock, not to exceed ¥4,500 million ($37,438 thousand) in cost. Subsequent to the approval, NISSIN repurchased 1,500 thousand shares of its common stock for ¥1,263 million ($10,507 thousand) and distributed 20 thousand shares of its common stock for ¥20 million ($166 thousand).

(e) Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with Japanese GAAP. On May 21, 2001, NISSIN completed a three-for-one stock split. On May 21, 2002, NISSIN completed a two-for-one stock split. All share amounts disclosed have been restated to reflect such split.

(f) Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The

U.S. GAAP

recognition provisions of FIN No. 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. From this fiscal year, the Company has started a guarantee business and accounted for it in accordance with FIN No.45 (Note 10).

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management does not expect the adoption of SFAS No.148 to have a material effect on the Company’s financial position, results of operations, or cash flows.

3.	SALE OF SUBSIDIARIES

On July 22, 2002, NISSIN entered into an equity exchange agreement with i-cf, Inc. under which Webcashing.com Co., Ltd., a wholly-owned subsidiary of NISSIN, was sold to i-cf, Inc. in exchange for 2,476 shares of i-cf, Inc. The sale was completed on November 1, 2002 resulting in the receipt of stock valued at ¥ 545 million ($4,534 thousand) and a gain of ¥334 million ($2,779 thousand). i-cf, Inc. is a Japanese corporation providing Internet-related services and is listed on the Mothers (market of the high-growth and emerging stocks) of Tokyo Stock Exchange.

On March 11, 2003, NISSIN sold a portion of its shares of Future Create Inc., a 51.22% previously owned subsidiary of NISSIN, for ¥105 million ($874 thousand) and recognized a loss of ¥10 million ($83 thousand). As a result, NISSIN owns only 17.07% of Future Create Inc. and accounts for it as its investment under the cost method.

4.	VALUATION OF GOODWILL

During the three months ended June 30, 2002, the Company determined that goodwill associated with Ascot Co., Ltd., a 25% owned equity-method investment, was impaired based on the recent operating results and activity of Ascot Co., Ltd. Accordingly, the Company wrote off the balance of approximately ¥179 million ($1,489 thousand).

During the three months ended December 31, 2002, the Company determined that goodwill associated with BB Net Corp., a 20.6% owned equity-method investment, and Swan Credit Co., Ltd., a 20% owned equity-method investment, was impaired based on recent operating results and activity of those companies. Accordingly, the Company wrote-off the balance of approximately ¥282 million ($2,346 thousand) and ¥4 million ($33 thousand), respectively.

During the three months ended March 31, 2003, the Company determined that goodwill associated with i-cf, Inc., a 17.69% owned equity-method investment, was impaired based on the significant stock price decrease and reduced future operating activity of i-cf, Inc. Accordingly, the Company wrote-off the balance of goodwill totaling approximately ¥218 million ($1,814 thousand).

As of March 31, 2003, the Company had no remaining goodwill.

U.S. GAAP
5.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2002 and 2003:

				Thousands of
	Millions of Yen			U.S. Dollars

	March 31,			March 31,
	2002	2003	Change	2003

Consumer loans	¥46,180	¥40,938	¥(5,242)	$340,582
Wide loans	55,033	63,993	8,960	532,388
Small business owner loans	37,386	53,915	16,529	448,544
Business Timely loans	16,035	17,302	1,267	143,943
Secured and other loans	1,444	1,624	180	13,511

Total loans outstanding	156,078	177,772	21,694	1,478,968
Allowance for loan losses	(8,831)	(11,827)	(2,996)	(98,394)
Deferred origination costs	988	1,032	44	8,586

Balance at end of year	¥148,235	¥166,977	¥18,742	$1,389,160

6.	ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the years ended March 31, 2002 and 2003 is as follow:

				Thousands of
	Millions of Yen			U.S. Dollars

	Years Ended March 31,			Year Ended
	2002	2003	Change	March 31, 2003

Balance at beginning of year	¥7,482	¥8,831	¥1,349	$73,469
Provision for loan losses	7,433	12,545	5,112	104,368
Charge-offs, net of recoveries	(6,084)	(9,549)	(3,465)	(79,443)

Balance at end of year	¥8,831	¥11,827	¥2,996	$98,394

7.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the years ended March 31, 2002 and 2003:

				Thousands of U.S.
	Millions of Yen			Dollars

	Years Ended March 31,			Year Ended
	2002	2003	Change	March 31, 2003

Consumer loans	¥12,188	¥11,677	¥(511)	$97,146
Wide loans	11,740	13,150	1,410	109,401
Small business owner loans	7,119	9,719	2,600	80,857
Business Timely loans	3,232	4,515	1,283	37,562
Secured and other loans	285	205	(80)	1,706

Total interest revenue from loans receivable	34,564	39,266	4,702	326,672
Less: Amortization of loan origination costs	(633)	(747)	(114)	(6,214)
Other	45	715	670	5,948

Total interest income	¥33,976	¥39,234	5,258	$326,406

U.S. GAAP
8.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd., a wholly-owned subsidiary, commenced operations on October 25, 2001. Nissin Servicer purchases distressed loans from financial institutions and services these loans. At March 31, 2003, purchased loans were as follows:

	Millions of Yen

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	¥41,946	¥5,234	¥2,145	¥712	¥12	¥131	¥2,946

	Thousands of U.S. Dollars

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	$348,968	$43,544	$17,845	$5,923	$100	$1,090	$24,509

9.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income was ¥4,618 million and ¥5,133 million ($42,704 thousand) for the years ended March 31, 2002 and 2003, respectively. The components of other comprehensive loss were as follows:

	Millions of Yen		Thousands of U.S. Dollars

	Years Ended March 31,		Year Ended March 31,
	2002	2003	2003

(Increase) decrease in unrealized losses on cash flow hedging instruments	¥(46)	¥45	$374
Decrease in net unrealized gain on investments in securities	(137)	(88)	(732)

Total other comprehensive loss	¥(183)	¥(43)	$(358)

10.	COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines on March 31, 2002 and are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31,		March 31,
	2002	2003	2003

Unfunded credit lines with loans outstanding	¥8,462	¥7,222	$60,084
Unfunded credit lines without any loans outstanding	29,042	28,705	238,810

Total unfunded credit lines	¥37,504	¥35,927	$298,894

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate,

U.S. GAAP

borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the years ended March 31, 2002 and 2003, approximately ¥28 million and ¥72 million ($599 thousand) in interest income was refunded to borrowers, respectively.

As of March 31, 2003, NISSIN was liable as a guarantor for borrowings of ¥1,327 million ($11,040 thousand) by customers of Sanyo Club Co., Ltd. Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related expenses incurred by Sanyo Club Co., Ltd. For the year ended March 31, 2003, NISSIN received guarantee fees of ¥31 million ($258 thousand), net of operating expenses of ¥58 million ($483 thousand), from Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor for the loans which payments are 120 days or more delinquent. The Company maintains a reserve for estimated guarantee losses. As of March 31, 2003, ¥8 million ($67 thousand) was reserved for estimated guarantee losses. During the year ended March 31, 2003, as a result of contractual commitments under this arrangement, NISSIN paid Sanyo Club Co., Ltd. ¥3 million ($25 thousand). Under the loan agreement, borrowers are not required a guarantor nor collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loan: NISSIN guarantees 100% of borrowings by customers for 3S loan and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans which payments are 14 days or more delinquent. NISSIN guaranteed borrowings of ¥144 million ($1,198 thousand) as of March 31, 2003 and received guarantee fees of ¥3 million ($25 thousand) for the year ended March 31, 2003. Under the agreement of 3S loan, borrowers are required to have two guarantors.

Business loan: NISSIN guarantees 10% of borrowings by customers for Business loan and received 10% of interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans which payments are 90 days or more delinquent. NISSIN has outstanding guarantees under this agreement of ¥33 million ($275 thousand) as of March 31, 2003 and received guarantee fees of ¥485 thousand ($4 thousand) for the year ended March 31, 2003. Under the agreement of Business loan, borrowers are not required a guarantor nor collateral.

During the year ended March 31, 2003, due to lack of history of delinquent payments by customers of SBF, NISSIN did not make any payments for 3S loans and Business loans as a guarantor. As of March 31, 2003, ¥1 million ($8 thousand) was reserved for estimated guarantee losses.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for interest and income taxes during the years ended March 31, 2002 and 2003 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

			Year Ended
	Years Ended March 31,		March 31,
	2002	2003	2003

Interest	¥3,524	¥3,795	$31,572
Income taxes	3,989	4,169	34,684

Non-cash investing and financing activities during the years ended March 31, 2002 and 2003 are as follows:

U.S. GAAP

			Thousands of
	Millions of Yen		U.S. Dollars

			Year Ended
	Years Ended March 31,		March 31,
	2002	2003	2003

Equipment and software obtained under capital lease	¥745	¥1,198	$9,967

12.	SEGMENT INFORMATION

The Company has historically operated as a single segment, consisting of consumer and related other loans to individuals. Included in this segment are consumer, Wide, Business Timely, small business owner, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd., to acquire and service non-performing debts from banks or other financial institutions in Japan. As discussed in Note 3, NISSIN sold a portion of its shares of a former subsidiary, Future Create Inc. Future create is a private Japanese corporation providing consulting services to individuals and companies interested in leasing. Nissin Servicer Co., Ltd. and Future Create Inc. are being operated as separate segments but do not qualify as separate reportable segments under SFAS No. 131. All operating activities are currently exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen

	Consumer and
	Ordinary Loans	Other	Total

March 31, 2002
Interest income	¥33,966	¥10	¥33,976
Interest expense	3,884	—	3,884
Provision for loan losses	7,433	—	7,433
Net income	4,791	10	4,801
Assets carrying value	179,495	802	180,297

March 31, 2003
Interest income	¥38,520	¥714	¥39,234
Interest expense	3,951	33	3,984
Provision for loan losses	12,545	143	12,688
Net income	4,868	308	5,176
Assets carrying value	203,232	3,338	206,570

	Thousands of U.S. Dollars

	Consumer and
	Ordinary Loans	Other	Total

March 31, 2003
Interest income	$320,466	$5,940	$326,406
Interest expense	32,870	275	33,145
Provision for loan losses	104,367	1,190	105,557
Net income	40,500	2,562	43,062
Assets carrying value	1,690,782	27,770	1,718,552

U.S. GAAP

13.	SUBSEQUENT EVENT

On March 10, 2003, the Board of Directors approved a two-for one stock split to be effective on May 20, 2003 to shareholders of record on March 31, 2003.